SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 February 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated  11 February 2010 re:  Directorate Change

11th February 2010

LLOYDS BANKING GROUP ANNOUNCES NEW BOARD APPOINTMENTS

The board of Lloyds Banking Group is pleased to announce the appointment of two new non-executive directors, Glen Moreno and David Roberts.  Mr. Moreno will also become the Group's senior independent director. Both appointments take effect on 1 March 2010 and are subject to final FSA approval.

These appointments follow a comprehensive search process. Mr. Moreno and Mr. Roberts were also interviewed by members of the FSA's Significant Influence Function (SIF) panel. Both will stand for election, as is the case with all new board appointments, at the company's AGM later this year.

Commenting, Sir Win Bischoff, Chairman, said: "In terms of governance and counsel, we are fortunate to have Lord Leitch as deputy chairman, and chairman of our very substantial insurance business, including Scottish Widows, and Glen Moreno as senior independent director.  Glen brings to the role considerable experience both through his background in banking and asset management and in broader financial services and media.

"David Roberts' deep understanding at the most senior levels of commercial and retail banking in the United Kingdom, in Europe and internationally, strengthens the board and is particularly valuable in that core business of our group.  I welcome Glen and David to the Board and we all look forward to working with them."

Glen Moreno said: "Lloyds Banking Group has an experienced management team and an excellent customer franchise. Despite the obvious challenges, I believe that the Group is well positioned to deliver real value, over time, to all of its shareholders, including the UK taxpayer. I look forward to working with the Board and the whole management team to achieve that goal."

David Roberts added: "I am pleased to be joining the board. Lloyds Banking Group has a range of very good brands and a strong presence on the high street. I am looking forward to contributing to the Group's future development at a time of great change in the banking industry."
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ends -

BIOGRAPHICAL DETAILS
Glen Moreno
Glen Moreno has been chairman of Pearson, the media group, since October 2005. He is a director of Fidelity International, one of the world's largest fund management companies, and chairman of its Audit Committee. From 1987 to 1991 he was chief executive of Fidelity International. Until mid 2009, he was a non-executive director and senior independent director of Man Group plc, the FTSE 100 financial services group, and acting chairman of UKFI. He was a group executive at Citigroup; from 1969 to 1987 he held a number of senior positions at the bank in Europe and Asia.

David Roberts
David Roberts was an Executive Director, member of the Group Executive Committee and Chief Executive, International Retail and Commercial Banking at Barclays PLC until December 2006. He joined Barclays in 1983 and held various senior management positions, including Chief Executive, Personal Financial Services and Chief Executive, Business Banking. David was also a non-executive Director of BAA PLC until June 2006 and a non-executive Director of Absa Group Limited, one of South Africa's largest financial services groups, until October 2006. From 2007-2009 he was also the Chairman and Chief Executive of BAWAG P.S.K. AG, the second largest Retail Bank in Austria. He is currently a member of the strategy board for Henley Business School, non-executive Chairman of The Mind Gym Limited and a non-executive director of Campion Willcocks Limited.

For further information:

Investor Relations

Name: Douglas Radcliffe
Telephone:
+44 (0) 20 7356 1571
E-mail:
 douglas.radcliffe@ltsb-finance.co.uk
Media Relations
Shane O'Riordain +44 (0) 20 7356 1849
Group Communications Director
Email: shane.o'riordain@lloydsbanking.com
Name: Eve Speight
Telephone: 0207 356 2162
E-mail: eve.speight@lloydstsb.co.uk
www.mediacentre.lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 February 2010